FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For period ending March 28, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --








Issued - 28 March 2006, London, UK



   GSK ANNOUNCES POSITIVE RESULTS OF SERETIDE SURVIVAL STUDY IN PATIENTS WITH
                  CHRONIC OBSTRUCTIVE PULMONARY DISEASE (COPD)



GlaxoSmithKline plc announces preliminary results from the TORCH study (TOwards a Revolution in COPD Health) which show a 17% relative reduction in mortality over three years for patients receiving SeretideTM 50/500(micro)g (EU) /Advair
(R) (US) (salmeterol/fluticasone propionate) as compared with patients on placebo (p=0.052*). This is the first study to investigate the effects of pharmacotherapy on all-cause mortality in patients with COPD. The primary comparison was between Seretide/Advair and placebo.



Seretide/Advair also reduced the rate of COPD exacerbations by 25% compared to placebo (p<0.001) and resulted in an improvement in quality of life when compared to placebo as measured by the St George's Respiratory Questionnaire
(SGRQ) (p<0.001).



Adverse events seen in the study generally appear consistent with those seen in previous studies of Seretide/Advair in patients with COPD. Despite the reduced rate of exacerbations overall Seretide/Advair was associated with increased reporting of adverse events classified under lower respiratory tract infections, when compared with placebo (p<0.001).



GSK believes these data are clinically important and that they will have a positive impact on the future management of COPD. GSK will be working with regulatory authorities to incorporate these study findings into our prescribing information for Seretide/Advair (50/500(micro)g).



A multi-centre, multinational, double-blind trial, TORCH enrolled over 6,100 patients with COPD into one of four treatment arms; Seretide/Advair (50/500 (micro)g), Serevent (salmeterol) (50(micro)g), Flixotide/Flovent (fluticasone propionate) (500(micro)g) or placebo over a treatment period of three years. The primary endpoint was all-cause mortality comparing Seretide /Advair with placebo and secondary endpoints were COPD exacerbations and quality of life. GSK will seek publication of the study in a peer-reviewed journal at the earliest opportunity.



AdvairTM  50/500 is not licensed in the US for patients with COPD.



S M Bicknell

Company Secretary

28 March 2006



* A p value of less than or equal to 0.05, conventionally recognised as representing statistical significance, means there is a 5 in 100 possibility, or less, that the result was achieved through chance.



Notes to editors:



About TORCH

TORCH (TOwards a Revolution in COPD Health) 1 is the first and largest study to prospectively investigate the potential for SeretideTM /Advair(R)) (salmeterol/ fluticasone propionate) 50/500(micro)g to impact survival in patients with chronic obstructive pulmonary disease (COPD). TORCH is a three year, multicentre, randomised, double-blind, parallel group placebo controlled study. Approximately 6,100 patients meeting the European Respiratory Society definitions for COPD were randomised from 439 sites in 42 countries to one of the following 4 treatment groups:

1)       Placebo

2)       Salmeterol (50(micro)g)

3)       Fluticasone propionate (500(micro)g)

4) Seretide/Advair (50/500(micro)g), all inhaled twice daily via the Diskus(R)/AccuhalerTM.



The primary end point was the reduction in all-cause mortality, comparing salmeterol/fluticasone propionate with placebo. Improved survival is currently one of the greatest unmet needs in the management of COPD. Secondary endpoints include:

  - COPD morbidity (as measured by the rate of exacerbations (moderate requiring systemic corticosteroids and/or antibiotics or severe requiring hospitalisation))
  - Quality of life (as measure by St George's Respiratory Questionnaire
    (SGRQ))





About COPD

Chronic Obstructive Pulmonary Disease (COPD) is a preventable and treatable disease state, characterised by airflow limitation that is not fully reversible. It is associated with an abnormal inflammatory response of the lungs to noxious particles or gases, especially cigarette smoke. COPD is an umbrella term that can be used to describe chronic bronchitis, emphysema, or a combination of these in patients with airflow obstruction.



COPD is a multi-component disease with airway inflammation at the core. Other components include airway structural changes, and mucociliary dysfunction. All lead to airflow limitation, together with an important systemic component. These contribute to a number of changes in lung function, symptoms and exacerbations, which affect health status and ultimately survival. 2-6



The World Health Organisation estimate that 600 million people worldwide have COPD.7 COPD is the only major leading cause of death that is increasing (coronary heart disease, stroke and other cardiovascular diseases all show constant and substantial reduction)



It is well documented that improving survival in COPD is currently one of the greatest unmet needs in treating COPD. To date smoking cessation in all COPD patients, and long term oxygen therapy for patients with low blood oxygen, have been the only non-surgical interventions shown to improve survival. 2 This is the first study that demonstrates a benefit of drug therapy on survival



About Seretide/Advair

The brand name for fluticasone propionate/salmeterol in the European Union (excluding Germany) is Seretide. The brand name of fluticasone propionate/ salmeterol in Germany is VianiTM. The brand name for fluticasone propionate/ salmeterol in US is Advair.



Seretide/Advair is a combined treatment of fluticasone propionate, an inhaled corticosteroid and salmeterol, a long acting bronchodilator. Each component targets different aspects of the pathophysiology of COPD a multi-component disease with inflammation at the core.



FOR EU Media

Seretide/Viani 50/500 is licensed in the European Union for the symptomatic treatment of patients with severe COPD (forced expiratory volume in one second FEV1 < 50% predicted normal) and a history of repeated exacerbations, who have significant symptoms despite regular bronchodilator therapy.



FOR US Media

Advair 50/250 is licensed for twice-daily maintenance treatment of airflow obstruction in patients with COPD associated with bronchitis. Advair Diskus 50/ 500 is not approved for treatment of COPD in the US.



For International Media

Seretide/Advair 50/250 and 50/500 is approved for the treatment of COPD in over 40 countries in the international region including Australia, Canada, Mexico and Turkey.



About GlaxoSmithKline

GlaxoSmithKline is one of the world's leading research-based pharmaceutical and healthcare companies. GlaxoSmithKline is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information visit www.gsk.com.



References:

1. The TORCH study group. The TORCH (Towards a Revolution in COPD Health) survival study protocol. Eur Respir J 2004; 24: 206-210

2. Global Initiative for Chronic Lung Disease. Global Strategy for the Diagnosis, Management and Prevention of Chronic Obstructive Pulmonary Disease, updated 2005. NHLBI/WHO workshop and report. Bethesda, National Heart Lung and Blood Institute. GOLD website (www.goldcopd.com)

3. Agusti AGN. COPD, a multicomponent disease: implications for management. Respir Med 2005; 99: 670-682.

4. Agusti AGN, Noguera A, Sauleda J et al. Systemic effects of chronic pulmonary disease. Eur Respir J 2003; 21: 347-360.

5. Rodriguez-Roisin R. The airway pathophysiology of COPD: implications for treatment. COPD: Journal of Chronic Obstructive Pulmonary Disease 2005; 2:
253-262.

6. Buist AS, Vollmer WM. Smoking and other risk factors. In: Murray JF, Nadel JA (eds). Textbook of respiratory medicine. Philadelphia: WB Saunders, 1994: 1259-1287.

7. World Health Report 1998. Life in the 21st Century: A vision for all. World Health Organization, Geneva, 1998. pp46



Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2005.


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Enquiries:

UK Media enquiries:                                    Philip Thomson          (020) 8047 5502
                                                       Chris Hunter-Ward       (020) 8047 5502
                                                       Alice Hunt              (020) 8047 5502

US Media enquiries:                                    Nancy Pekarek           (215) 751 7709
                                                       Mary Anne Rhyne         (919) 483 2839
                                                       Patricia Seif           (215)  751 7709

European Analyst/Investor enquiries:                   Duncan Learmouth        (020) 8047 5540
                                                       Anita Kidgell           (020) 8047 5542
                                                       Jen Hill                (020) 8047 5543
                                                       David Mawdsley          (020) 8047 5564

US Analyst/ Investor enquiries:                        Frank Murdolo           (215) 751 7002
                                                       Tom Curry               (215) 751 5419

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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 28, 2006                                      By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc